SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September 1999


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.  Consolidated financial statements for the nine months ended
    September 30, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date:  December 6, 2000             By:  /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca





NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at September 30, 1999 and the consolidated statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada                                         "ELLIS FOSTER"
November 23, 1999                                         Chartered Accountants

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
September 30, 1999
(Unaudited - See Notice to Reader)


                                                                           1999                1998
                                                                           ----                ----

ASSETS

Current
  Cash and temporary investments                                     $  2,494,931         $  3,349,090
  Funds restricted for mineral exploration                                  2,145               42,441
  Accounts receivable                                                      46,705               37,381
  Prepaid expenses and deposits                                            81,624              148,452
                                                                     ------------         ------------
                                                                        2,625,405            3,577,364

Mineral interests (Note 1)                                              2,256,507            2,386,317

Capital assets                                                            296,265              373,249
                                                                     ------------         ------------
                                                                     $  5,178,177         $  6,336,930
                                                                     ============         ============
LIABILITIES

Current
  Accounts payable and accrued liabilities                           $    263,265         $     96,488
                                                                     ------------         ------------
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                                 10,175,833            9,622,968

Deficit                                                                (5,260,921)          (3,382,526)
                                                                     ------------         ------------
                                                                        4,914,912            6,240,442
                                                                     ------------         ------------
                                                                     $  5,178,177         $  6,336,930
                                                                     ============         ============


Approved by the Directors:        "Ken Cai"              "William Meyer"
                                  ---------              ---------------
                                  Ken Cai                William Meyer

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Nine Months Ended September 30, 1999
(Unaudited - See Notice to Reader)



                                                                         1999                1998
                                                                         ----                ----


Interest and sundry income                                           $     52,180         $    103,481
                                                                     ------------         ------------
Expenses
  Accounting and audit                                                     57,937                70,865
  Advertising                                                              32,406                11,776
  Amortization                                                             68,502                60,124
  Capital taxes                                                            11,581                15,015
  Conference                                                                8,883                 5,409
  Investor and government relations                                       105,148                86,717
  Investor relations - consulting                                          95,948                87,097
  Legal                                                                    13,653                50,456
  Listing, filing and transfer agents                                      19,761                46,422
  Management fees                                                          28,720                72,336
  Office and miscellaneous                                                 38,043                39,888
  Printing                                                                 42,920                28,812
  Property investigation                                                   37,796                67,087
  Rent                                                                     79,174               108,430
  Salaries and benefits                                                    56,246                72,600
  Telephone                                                                17,280                44,377
  Travel and transportation                                                18,233                44,632
  Foreign exchange loss (gain)                                              4,235                (1,498)
                                                                     ------------         -------------
                                                                          736,466               910,545
                                                                     ------------         -------------
Operating loss                                                           (684,286)             (807,064)

Mineral interest written off                                               (4,590)                    -
                                                                     ------------         -------------
Net loss for the period                                                  (688,876)             (807,064)

Deficit, beginning of period                                           (4,572,045)           (2,575,462)
                                                                     ------------         -------------
Deficit, end of period                                               $ (5,260,921)        $  (3,382,526)
                                                                     ============         =============
Loss per share                                                       $      (0.04)        $       (0.05)
                                                                     ============         =============

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Cash Flows
Nine Months Ended September 30, 1999
(Unaudited - See Notice to Reader)



                                                                         1999                  1998
                                                                         ----                  ----
Cash flows from (used in) operating activities
  Net loss for the period                                            $   (688,876)        $   (807,064)
  Items not involving cash:
  - amortization                                                           68,502               60,124
  - mineral interest written off                                            4,590                    -
                                                                     ------------         ------------
                                                                         (615,784)            (746,940)
  Change in non-cash working capital:
  - accounts receivable                                                   (29,075)              13,384
  - prepaid expenses and deposits                                         (17,607)            (110,189)
  - accounts payable and accrued liabilities                              123,711              (71,471)
                                                                     ------------         ------------
                                                                         (538,755)            (915,216)
                                                                     ------------         ------------
Cash flows from financing activities
  Shares issued for cash, net of issuance costs                           562,500              750,000
                                                                     ------------         ------------
Cash flows from (used in) investing activities
  Acquisition of capital assets                                          (100,721)            (222,044)
  Deferred exploration costs                                             (606,504)            (573,409)
  Decrease in funds restricted
    for mineral exploration                                               211,453               22,888
                                                                     ------------         ------------
                                                                         (495,772)            (772,565)
                                                                     ------------         ------------
Decrease in cash and cash equivalents                                    (472,027)            (937,781)

Cash and cash equivalents, beginning of period                          2,966,958            4,286,871
                                                                     ------------         -------------
Cash and cash equivalents, end of period                             $  2,494,931         $  3,349,090
                                                                     ============         ============


MINCO MINING & METALS CORPORATION


Notes to Consolidated Financial Statements
September 30, 1999
(Unaudited - See Notice to Reader)


1.   Mineral Interests


                                            Jan. 1, 1999
                                 Deferred    to Sept. 30                     Deferred      Deferred
                                    Costs           1999         Amount         Costs         Costs
                                  Dec. 31    Exploration    Written Off      Sept. 30      Sept. 30
                                     1998          Costs                         1999          1998
   -------------------------------------------------------------------------------------------------

   Emperor's Delight           $   89,316       $ 21,781      $       -    $  111,097    $   89,316
   Lengkou                              -              -              -             -       396,118
   Crystal Valley                     100              -              -           100           100
   Stone Lake                         100              -              -           100           100
   Changba Lijiagou
   Lead-Zinc Deposit              134,803              -              -       134,803       134,803
   White-Silver Mountain          623,081        568,914              -     1,191,995       244,676
   Chapuzi                        330,218              -              -       330,218       376,002
   Xifanping Gold Deposits              -              -              -             -        34,960
   Heavenly Mountains             436,519              -              -       436,519       654,779
   Savoyardinskii                       -          4,590        (4,590)             -       354,972
   Inner Mongolia                  40,456         11,219              -        51,675        10,456
   Sundry                               -              -              -             -        90,035
   -------------------------------------------------------------------------------------------------
                               $1,654,593       $606,504      $ (4,590)    $2,256,507    $2,386,317
   =================================================================================================


2.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                     Shares          Amount
                                                                   ----------      ----------

          Balance, December 31, 1997 and June 30, 1998             15,370,123     $ 8,872,968

          Issued pursuant to a private placement, less share          375,000         740,365
          issuance cost of $9,635
                                                                   ----------     -----------
          Balance, December 31, 1998                               15,745,123       9,613,333

          Private placement at $0.85 per share                        250,000         212,500

          Private placement at $1.00 per share                        150,000         150,000

          Share purchase warrants exercised at $1.60                  125,000         200,000
          per share
                                                                   ----------     -----------
          Balance, September 30, 1999                              16,270,123     $10,175,833
                                                                   ==========     ===========

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
September 30, 1999
(Unaudited - See Notice to Reader)


2.   Share Capital (continued)

     (c) 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at September 30, 1999:


          Number of Shares           Exercise Price       Expiry Date
          ----------------           --------------       -----------
              826,100                    $1.41            March 5, 2006
              215,500                    $1.41            June 20, 2007
               97,300                    $1.41            October 8, 2006
               97,300                    $1.41            March 6, 2007
               75,000                    $1.50            April 24, 2000
              120,000                    $1.01            January 12, 2000
              120,000                    $1.41            January 12, 2000
               75,000                    $1.20            February 4, 2001
               75,000                    $1.41            February 4, 2001
              150,000                    $1.65            July 16, 2006
            ---------
            1,851,200

     (e)  Warrants outstanding at September 30, 1999:

          Number of Shares           Exercise Price       Expiry Date
          ----------------           --------------       -----------

            1,600,000                    $2.00            December 31, 2000
              125,000                    $3.45            July 9, 2000
              125,000                    $0.85            January 15, 2000
              150,000                    $1.20            February 4, 2000
            ---------
            2,000,000

MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
September 30, 1999
(Unaudited - See Notice to Reader)


3.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                  1999             1998
                                                  ----             ----

          Management fees and salaries         $ 74,671         $ 89,124
          Property investigation                      -           24,434
          Investor relations - consulting             -                -
          Deferred exploration costs             48,897           73,206
          Rent                                        -           12,000
                                               --------         --------
                                               $123,568         $198,764
                                               ========         ========

     (b)  Account payable of $51,914 (1998 - $51,632) is due to a related party.

4.   Comparative Figures

     Certain 1998 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1999.

                       Schedule "C": Management Discussion
                        Minco Mining & Metals Corporation
                    For the Quarter ended September 30, 1999

Project Activity

As to the end of September 1999, the exploration costs on the White Silver Mountain project amounted to $568,913.63 in addition to the new set of drilling equipment purchased at a cost of $97,337 and shipped to White Silver Mountain in March 1999.

During the period, Teck Corporation exercised its option on an additional 125,000 Minco warrants. As a result, Teck has taken over as operator of the White Silver Mountain project in Gansu Province, China. At Teck's sole option, it can earn a 56% interest in "Gansu Keyin", a Chinese registered joint venture company between Minco and Baiyin Non-Ferrous Metals Corporation, by funding Minco's obligation on the License Territory through production.

The Phase I underground drilling program has been completed and indicates mineralization continues for at least 200 metres strike and 300 metres depth below the level of current mining at White Silver Mountain. With the exception of the most recent two drill holes, all assay results for copper, lead, zinc, gold and silver from Phase I drilling have been previously released.

The Phase II underground drilling program under option to Teck Corporation has commenced in October, this program is testing two 300 metre by 300 metre strike extensions from the mineralization found in the Phase 1 drill program. Drifting has been completed to the east to test the area between sections E9800 and E10100, while drifting to the west to test the area between sections E9600 and E9300 should be completed in several weeks. A third target area below Chinese drillhole 7-18B will also be tested.

The first of the three holes to be drilled from the E9900 drill station is in progress. Five additional holes are planned from sections E9600 and E9500. One hole is also planned to test section E10300 from a station off the mine haulage ramp to test the down dip extension of hole 7-18B previously drilled by the Chinese. Hole 7-18B intersected a massive sulfide orebody grading 1.47% Cu, 7.79% Pb, 12.32% Zn, 16.22 g/t Au and 210.85 g/t Ag over 54.6 metres (26.5 m true width).

A surface exploration program on the area surrounding the mines is progressing well. Recent exploration work focussed on tracing exhalite horizons associated with known ore deposits. This work has demonstrated the Xiaotieshan and Zheyaoshan deposits occupy the same horizon and that the Huoyanshan deposit is stacked above the Zheyaoshan deposit. Detailed geological mapping has outlined prospective horizons deeper in the volcanic sequence and a new copper showing consisting of malachite and disseminated chalcopyrite in silicified pyroclastic rocks was identified stratigraphically above the Xiaotieshan deposit. A lithogeochemical profile of hole XT6-03 was completed to evaluate the applicability of lithogeochemical exploration techniques within the felsic volcanic sequence. The results show classic sodium depletion related to mineralization. Massive sulphide deposition occurs near the top of a specific chemical-stratigraphic unit. More results from the drilling program will be reported as received.

In light of the privatization of the Chinese economy, and central government planned phase-out of all subsidies to state companies, many state-owned mining companies with quality mineral projects are now seeking foreign partners to restructure their operations and to develop new mines. With a solid business relationship with the Chinese mining industry community and regulatory agencies,

Minco holds a unique position among foreign mining companies currently operating in China, to pursue quality projects in China. So far the company has reviewed several good precious metal projects and more are to be evaluated throughout year 2000.

Financial Activity

As of September 30, 1999, the Company spent a total of $584,722.17 on its properties in China. Additional costs amounted to $97,337 for new drilling equipment and parts shipped to China for the White Silver Mountain project.

Overall administrative expenses decreased to $736,466 in first nine months of 1999 from $910,545 for the comparable period of 1998. This 19% decrease reflects the Company's continuing effort to enhance its operation efficiently and cost-effectively.

During the period, management fees totaled $28,720 compared to $72,336 for the same period in 1998; this drastic drop of 60% also indicates a consolidated management team and more cost-effective business practices within the company. In addition, the company paid expenses of $94,848.29 incurred by its Chairman, President and Chief Executive Officer or to corporations controlled by them.

Property investigation costs declined significantly to $37,796 for the first nine months of 1999 compared to $67,087 for the comparable period of 1998.

Miscellaneous Items

During the period, the Company announced the appointment of Mr. William Meyer to the Board of Directors to replace Mr. Wayne Spilsbury who departs the Board then. Mr. Meyer, currently Consultant, Teck Corporation, and formerly Vice-President, Exploration for Teck (and President of Teck Exploration Ltd.), joined Teck Exploration Ltd. in 1979 as Exploration Manager for Western Canada and the United States. In 1991, he was appointed President of Teck Exploration Ltd., responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide. He is a director and officer of a number of public and privately owned Companies.

In the mean time, the Company granted 150,000 units of Director's stock options at a price of $1.65. The options will expire July 16, 2006.